NORTHWESTERN CORPORATION

125 S. DAKOTA AVENUE

SIOUX FALLS, SOUTH DAKOTA 57104

March 16, 2007

Mr. William Thompson, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NorthWestern Corporation
Registration Statement on Form S-4
Filed February 28, 2007
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 1-10499

Dear Mr. Thompson,

The following information is provided on behalf of NorthWestern Corporation (NorthWestern) in response to the comments contained in your letter to us, dated March 8, 2007. We have reproduced below the Staff’s comments contained in your letter, together with our responses (in boldfaced type).

Form 10-K for Fiscal Year Ended December 31, 2006

1.

Our records show your File Number is 1-10499, rather than file number 0-692 that appears on the cover page of your reports pursuant to Section 13 or 15(d) of the Exchange Act. Please make the appropriate revisions.

NorthWestern confirms to the Staff that such revisions will be incorporated into our future filings, as applicable.

Controls and Procedures, page 55

2.

You state that you established disclosure controls and procedures "to ensure that material information relating to [you] is made known to the officers who certify the financial statements and to other members of senior management and the Audit Committee of the Board." In future filings, please revise your disclosure to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state whether you established disclosure controls and procedures to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us that your conclusion regarding the effectiveness of your disclosure controls and procedures would not change had these statements been included in the filing.

NorthWestern confirms to the Staff that such revisions will be incorporated into our future filings, as applicable. In addition, the CEO and CFO confirm our conclusion regarding the effectiveness of our disclosure controls and procedures would not change had these statements been included in the filing.

Consolidated Statements of Common Shareholders' Equity, page F-7

3.

Please eliminate "Unearned Restricted Stock" against the appropriate equity accounts as required by paragraph 74 of SFAS 123R. In addition, please tell us what consideration you gave to the guidance in EITF D-98 and FSP FAS123(R)- 4 in accounting for nonvested restricted stock awards subject to cash settlement in the event of a change in control. With respect to FSP FAS 123(R)-4, specifically address whether you consider a change in control to be probable and why or why not.

NorthWestern confirms to the Staff that such revisions to reflect “Unearned Restricted Stock” in accordance with paragraph 74 of SFAS 123R will be incorporated into our future filings, as applicable.

Note (19) “Stock-Based Compensation” of our Consolidated Financial Statements incorrectly disclosed that the nonvested restricted stock awards are subject to cash settlement. Our share based incentive plans provide that the pending change in control will accelerate vesting, in which case, the nonvested shares will be subject to the same provisions as all other common shares outstanding at the closing date of the pending BBI merger. That is, each share will receive the merger consideration of $37 per share once surrendered to the paying agent; therefore, the future cash obligation is the obligation of the acquiror. Our future filings will be revised to reflect the correct disclosure.

We do not consider a change in control to be probable until we receive all the requisite regulatory approvals for the transaction to close. As we must still obtain the approval of the Montana Public Service Commission (MPSC), we would not consider the change in control probable until we receive MPSC approval.

In accordance with EITF D-98, if the employer has the right to choose the settlement method (e.g., cash or shares), it is not necessary to consider the requirements of Topic D-98, since the redemption feature is solely within the control of the employer. Topic D-98 only applies to awards with redemption features not solely within the control of the issuer (employer). That is, an award with terms that allow the employer to choose the settlement method (e.g., cash or shares) will never be classified as temporary equity.

FAS123(R)- 4 provides guidance for certain provision in share-based payment plans that require an entity to settle outstanding options in cash upon the occurrence of certain contingent events. NorthWestern maintains that the holders of the nonvested shares do not have the ability to require us to settle the shares in cash upon a change in control.

While the change in control provision provides for accelerated vesting of the shares, it does not require us to cash settle the shares, therefore EITF D-98 and FAS 123(R)-4 are not applicable.

Note (8) Asset Retirement Obligations, page F-17

4.

You disclose on page 19 that you will dispose of polychlorinated biphenyl (PCB)-containing oil and equipment according to pertinent regulations that govern the use and disposal of such equipment. Please explain to us whether you are required to record an asset retirement obligation in connection with your obligation to dispose of PCBs and why or why not. Refer to the guidance SFAS 143 and FIN 47.

Upon the adoption of FIN 47, NorthWestern was required to record an asset retirement obligation in connection with our obligation to dispose of PCBs. Our conditional asset retirement obligation of $3.2 million and $3.8 million as of December 31, 2006 and 2005, respectively includes $252,507 and $233,551, respectively related to our obligation to dispose of PCBs. The change in our obligation to dispose of PCBs during 2006 consisted of $19,569 of accretion expense offset by $38,525 of liabilities settled.

Note (13) Comprehensive Income (Loss), page F-22

5.

Please display comprehensive income in a financial statement that is displayed with the same prominence as other financial statements. Please refer to paragraph 22 of SFAS 130. Please also disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, either on the face of the statement in which those components are displayed or the note. Refer to paragraph 25 of SFAS 130.

NorthWestern confirms to the Staff that consolidated statements of comprehensive income will be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and the amount of income tax expense for each component of other comprehensive income, including reclassification adjustments, will be disclosed on the face of such statements.

Note (18) Employee Benefit Plans, page F-26

6.

Please explain to us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

NorthWestern calculates the market related value of plan assets based on the fair market value of plan assets as of December 31st each year. Debt and equity securities are recorded at their fair market value each yearend as determined by quoted closing market prices on national securities exchanges or other markets as applicable. The participating group annuity contracts are valued at fair value based on discounted cash flows of current yields of similar contracts with comparable duration. NorthWestern confirms to the Staff that such disclosure will be incorporated into our future filings, as applicable.

Section 302 Certifications

7.	Please revise to replace references to "annual report" in paragraphs 2, 3 and 4(a) with “report." Please see Item 601(b)(31) of Regulation S-K.

NorthWestern confirms to the Staff that such revisions will be incorporated into our future filings, as applicable.

NorthWestern hereby represents that:

•	NorthWestern is responsible for the adequacy and accuracy of the disclosure in the filings;
•

staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	NorthWestern may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 605-978-2806 if you have additional questions related to our responses.

Very truly yours,

/s/ KENDALL G. KLIEWER

Kendall Kliewer

Vice President & Controller of

NorthWestern Corporation